EX-35.4
(logo) CAPMARK

Annual Statement as to Compliance
For the Year Ended December 31, 2007

J.P. MORGAN CHASE COMMERCIAL MORTGAGE SECURITIES CORP.
Series 2007-CIBC18

Pursuant to Section 11.09 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool
By: Mark E. McCool
Title: Managing Director
Date: February 20, 2008

Real Estate Finance, Investments, Services
Capmark Finance Inc.
116 Welsh Road
Horsham, Pa 19044